Filed by: Verigy Ltd. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

November 18, 2010

Dear Valued Partner:

We are pleased to announce that Verigy and LTX-Credence, a global provider of focused, cost-optimized ATE solutions, have entered into a definitive merger agreement. We believe the combined company, to be called Verigy, will have the strength and scope to provide an expanded portfolio of innovative test solutions across all semiconductor market segments and a larger service and support network worldwide. We’re excited about the possibilities that the combined company represents.

What You Can Expect Moving Forward

The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals. We expect to close the merger in the first half of calendar 2011. Until then, Verigy and LTX-Credence remain two separate companies and will continue to operate as such.

Upon closing, an experienced executive team will oversee the integration. Verigy president and COO, Jorge Titinger, and LTX-Credence president and CEO, David Tacelli, will serve as co-CEOs of the combined company, which will be headquartered in Singapore with U.S. headquarters in Cupertino, California. Verigy chairman and CEO, Keith Barnes, will continue as the chairman of the board of directors of the combined company, and Verigy CFO, Bob Nikl, will continue as CFO.

To facilitate the leadership change, Keith Barnes will transition from Verigy CEO to Verigy chairman of the board of directors as of Dec. 31, 2010, and Jorge Titinger will be promoted to CEO and president. The merger and related proxy filing provide a logical opportunity to accelerate this planned succession. This will allow Keith, as Verigy’s chairman, to focus on the investor community and to work toward successfully closing the merger transaction.

Our Commitment to You

We understand that you may have many questions about this merger. As a result of this announcement, we do not expect any immediate changes to our agreements, purchase orders and/or contracts with you.

Our goal is to make the integration process as seamless as possible. We will work to make decisions as quickly as possible when the transaction closes and to keep you updated on any changes that may affect you.

For more information regarding this announcement, please go to www.Verigy.com, and don’t hesitate to contact your primary Verigy representative.

Thank you in advance for your patience and support as we create our combined company.

Sincerely,

/s/ Keith Barnes Keith Barnes	/s/ Jorge Titinger Jorge Titinger	/s/ Warren Kocmond Warren Kocmond
Chairman and CEO	President and COO	VP, Global Operations
Verigy	Verigy	Verigy

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy or Holdco and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7%, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9%, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the ability of the combined company to provide an expanded portfolio of innovative test solutions and a larger service and support network worldwide; expectations for the timing of closing the merger; expectations about the combined company’s leadership and board composition; expectations regarding any immediate changes to agreements, purchase orders and/or contracts; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this letter.

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